[COMPANY LETTERHEAD]

June 25, 2007

VIA EDGAR AND TELEFAX (202-772-9202)
Linda Cvrkel
Mr. Joe Foti
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5546

Re:	TBS International Limited (“the Company”) Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2006, filed March 12, 2007
File No. 000-51368

Dear Mr. Joe Foti:

On behalf of TBS International Limited (the "Company"), this letter responds to your letter, dated June 21, 2007, regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which the Company filed with the Securities and Exchange Commission on March 12, 2007. Your comment is set forth below, followed by our corresponding response.

Comment

Note 2— Summary of Significant Accounting Policies

Revenue Recognition, page F-8

1.
We note from your response to our prior comment 2 that you have risk and rewards as a principle in your voyage and time charter transactions, and confirmed that revenue and expenses under both voyage and time charter arrangements are recorded on a gross basis based on the guidance outlined in EITF 99-19. We also note from your response to our prior comment 2, that you have concluded that recognizing voyage expenses ratably over the voyage would not result in a material difference from recognizing such costs as incurred as prescribed in EITF Issue 91-9, method 5 and that commission expenses related time charters are expensed as incurred, Additionally, in a telephone conversation with the staff and upper management of the Company, you confirmed that all vessel expenses are recognized as incurred and that voyage expenses related to time charters, with the exception of commission expense, are borne and paid directly by the charterer. In this regard, in all future filings  (commencing with your next interim periodic report on  Form 10-Q), please expand your financial statements disclosure to provide management’s representation that (1) all revenue and expenses under both voyage and time charter arrangements are recognized on a gross basis based on the guidance outlined in EITF 99-19, (2) recognizing voyage expenses ratably over the length of each voyage has not resulted in a material difference from recognizing such costs as incurred as prescribed in EITF Issue 91-9, method 5 on both a quarterly and annual basis (3) vessels expenses for both voyage and time charters are recognized as incurred, (4) commission expenses related to time charters are recognized as incurred and (5) voyage expenses related to time charters, with the exception of commission expense, are borne and paid directly by the charterer. Considering that your policy for revenue and expense recognition of voyage and time charters is a significant and critical accounting policy, we believe that the above disclosure will provide necessary transparent information. As part of your response, please provide us with your proposed future disclosure.

Response

The Company intends to revise the disclosure in the Summary of Significant Accounting Policies in future filings of it Form 10-K to clarify the description of its accounting policy for the recognition of voyage and time charter revenue and expenses as follows. We respectively submit that we will not disclose the below in our next filing because we do not disclose our significant accounting policies in our interim Form 10-Q filings.

"Revenue Recognition and Related Expenses

Revenue is generally recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. We generally employ our vessels under time or voyage charters. In accordance with Financial Accounting Standards Board, Emerging Issues Task Force (“EITF”) Issue 99-19, all revenue and expenses under both voyage and time charters are recognized on a gross basis. With time charters, we receive a fixed charter hire per on-hire day, which is recorded over the term of the charter as service is provided. Revenue from time charters in progress at year-end is calculated using the daily charter hire rate multiplied by the number of voyage days on-hire through year end. The charterer is responsible for and pays directly most voyage expenses, such as fuel, port, and other cargo costs related to the time charter. We are responsible for other non-specified voyage expenses, such as commissions, which are expensed as incurred.

In the case of voyage charters, the vessel is contracted for a voyage between two or more ports. We are paid for the cargo transported and we pay all voyage expenses, such as fuel, port call expenses and commissions. Under a voyage charter the revenues and related voyage expenses are recognized on the percentage of service completed at the balance sheet date by prorating the estimated final voyage revenue and expenses using the ratio of voyage days completed through balance sheet date to total voyage days. Probable losses on voyages are provided for in full at the time such losses can be estimated. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different from the method of recognizing such costs as incurred in accordance with EITF Issue 91-9, method 5 on both a quarterly and annual basis. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Vessel operating expenses such as crew costs, insurance, stores and lubricants, and repairs and maintenance for both voyage and time charters are expensed as incurred."

***

The Company hereby acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
(ii)	Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii)	the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to your comments. If you have any additional comments or questions, please contact the undersigned at (914) 233-1123.

Very truly yours,

/s/ Ferdinand V. Lepere
Ferdinand V. Lepere
Chief Financial Officer

 cc:   Jeff Jaramillo, SEC Staff
         Jonathan Sackstein, PricewaterhouseCoopers LLP
         Steven Finley, Gibson Dunn & Crutcher LLP